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June 16, 2008	Trading Symbols: TSX Venture – CLH
US;OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL GOLD DRILLING STARTS AT THE ROBERTSON PROPERTY, NEVADA

Coral Gold Resources Ltd. (“Coral” or the “Company”) announces that the 37,000 ft Reverse Circulation program has started at Coral Gold’s Robertson property in Nevada, USA.

The Company has entered into a contract for 37,600 feet of reverse circulation drilling on the Company’s 100% owned Robertson property at Crescent Valley, Nevada with Lang Exploratory Drilling of Salt Lake City, Utah.

“This contract represents Phase 1 of an ambitious, two-phase program for 2008”, says Coral President David Wolfin. In the first phase, we expect to drill 52 reverse circulation holes. Phase 2, for which we already have a contract with Boart Longyear, will include 11,000 feet of diamond drilling.

Both Phase 1 and Phase 2 are aimed at expanding and upgrading Robertson’s 2.3 million-ounce inferred resource. In February 2008, Beacon Hill Consultants reported the Robertson resource, to date situated in a small portion of the property, had increased by more than 110% from the previous calculation. The updated resource was calculated from work completed in 2006 and 2007. With the 2008 drilling, Coral hopes to upgrade a significant portion of the inferred resources into the measured and indicated categories.

The reverse circulation drilling of Phase 1 will range in depth from 500 to 1,200 feet. This work will focus on key, shallow-lying zones locally exposed on surface and also potentially in an open pit mining configuration. Some of the new resources remain open to expansion on strike and at depth.

The planned 21 diamond drill holes of Phase 2 are expected to range from 300 to 1,000 feet in depth. Phase 2 drilling will:

1)	Provide geological data on the controls of mineralization
2)	Provide geotechnical data for RQD (Rock Quality Designation) and specific gravity
3)	Help confirm grade and continuity
4)	Provide material for metallurgical testing

Phase 2 is now expected to start in July.

“Both drilling phases are expected to continue well into the Fall”, says David Wolfin. “Management is confident that this season’s drilling will be successful and expand our inferred resource and increase our measured reserve”.

Robert McCusker, Consultant Geologist will supervise the drilling programs as Qualified Person for National Instrument 43-101.

This news release prepared by Chris Sampson, P.Eng., VP Exploration and Director, is a Qualified Person as defined by NI 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.